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                            March 2, 2021

       Steven Weinstein
       Chief Executive Officer
       Seismic Capital Company
       11271 Ventura Blvd #479
       Los Angeles, CA 91604

                                                        Re: Seismic Capital
Company
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed February 9,
2021
                                                            File No. 024-11376

       Dear Mr. Weinstein:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       General

   1.                                                   We note your response
to comment 1 and the disclosure of SPANN   s revenues for 2019
                                                        and 2020. Please revise
to include net revenues or expenses to provide context and
                                                        balanced disclosure.
Additionally, please revise    Our Strategy,       Our current status    and
                                                        where appropriate to
provide further disclosure of your overall investment strategy, as well as your specific
plans for and understandings with the 3 companies. For example, please address:
                                                            Whether you would
continue with your offering if the 3 LOIs do not result in an investment after a
certain period of time, or if the sole investment is a de minimis participation in
the Series A round of Blockbonds AS    or another private placement;
 Steven Weinstein
Seismic Capital Company
March 2, 2021
Page 2
             What the terms are for management, bonus and other fees, including whether there is a ceiling on such fees and whether you will provide disclosure of all such fees as a percentage of assets (please provide draft disclosure);
          Why the Use of Proceeds section does not address the minimum amounts you
           anticipate needing for the 3 identified investments, what you will do if you do not raise such amounts, and, alternatively, what the plans are for any funds you may raise in excess of the minimums anticipated for the 3 identified investments;
          Whether your investment strategy is to collaborate and own interests for the long term and receive dividends, sell acquired assets for proceeds, or otherwise;
          Whether you may issue equity in connection with your investments, and whether there is a ceiling on issuing equity;
          Whether your risk profile would materially change depending on whether you use cash, equity or debt in connection with most of your investments;
and
          Whether you may invest through subsidiaries or other intermediaries. Additionally, with a view to disclosure please advise us (1) why the escrow agreement
      refers to    payment dependent notes    when you are offering common
shares, (2) why the
      LOIs do not address joint ventures given your disclosures on page 26 regarding SPANN
      and Spare, and (3) how close to completion your    vendor    is with the
trading system as
      referenced on page 22. Please revise accordingly.
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jim Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameSteven Weinstein
                                                           Division of
Corporation Finance
Comapany NameSeismic Capital Company
                                                           Office of Real
Estate & Construction
March 2, 2021 Page 2
cc:       Jamie Ostrow, Esq.
FirstName LastName